UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 000-28508

Flamel Technologies, S.A.

(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filing of Exhibits

Flamel Technologies, S.A. (the “Company”) is filing this amendment No. 1 (this “Amendment No. 1”) to its Report on Form 6-K filed September 15, 2014 (the “Original Report”) for the sole purpose of amending and re-filing Exhibits 10.1, 10.5 and 10.6. The Company sought confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, for portions of Exhibits 10.1, 10.5 and 10.6 filed thereto and, following correspondence with the Staff of the Commission’s Division of Corporation Finance, is re-filing Exhibits 10.1, 10.5 and 10.6 with less information redacted. Exhibits 10.1, 10.5 and 10.6 filed herewith supersede in their entirety Exhibits 10.1, 10.5 and 10.6 filed with the Original Report. Except for the revised Exhibits 10.1, 10.5 and 10.6, this Amendment No. 1 does not amend any other information set forth in the Original Report. This Amendment No. 1 does not reflect events occurring after the filing of the Original Report and, other than the filing of new versions of Exhibits 10.1, 10.5 and 10.6, does not modify or update the disclosure in the Original Report in anyway.

Exhibit Index

Exhibit No.	Description
10.1*	License Agreement, dated March 26, 2003, by and between Flamel Technologies, S.A. and SB Pharmco Puerto Rico Inc. (the “2003 License Agreement”)
10.5*	License Agreement, dated November 24, 2004, by and between by and between Flamel Technologies, S.A. and SB Pharmco Puerto Rico Inc.
10.6*	Supply Agreement for Commercial Supply, dated September 30, 2011, by and between Flamel Technologies, S.A. and SmithKline Beecham (Cork) Limited

*	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 14, 2014	FLAMEL TECHNOLOGIES, S.A.

	By:	/s/ Michael S. Anderson
Name: Michael S. Anderson
Title: Chief Executive Officer